Exhibit 99.1 - Explanation of Responses


(1) The issuer's Series A Convertible Preferred Stock ("Series A Convertible Preferred Stock") is convertible into shares of its Common Stock ("Common Stock") at any time and has no expiration date. The Series A Convertible Preferred Stock is convertible into shares of Common Stock at a fixed initial conversion rate of 2.265380093 shares of Common Stock per share of Series A Convertible Preferred Stock, which reflects the 1-for-4.5 reverse stock split of the Common Stock that was effected by the issuer on March 31, 2009.

(2) Adarsh Sarma is a Managing Director and Member of Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and was appointed to the issuer's Board of Directors on March 11, 2008. Warburg Pincus & Co., a New York general partnership ("WP"), is the managing member of Warburg Pincus Partners, LLC, a New York limited liability company ("WP Partners"), the general partner of Warburg Pincus Private Equity VIII, L.P. ("WP VIII"), a Delaware limited partnershp. WP VIII is managed by WP LLC. As a result, Mr. Sarma may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in an indeterminate portion of the securities that may be deemed to be beneficially owned by WP VIII, WP Partners, WP and WP LLC (collectively, the "Warburg Pincus Entities").

As of the date hereof, WP VIII may be deemed to beneficially own, in the aggregate, 43,684,517 shares of Common Stock issuable upon conversion of its 19,283,526.62 shares of Series A Preferred Stock. Mr. Sarma disclaims beneficial ownership of all securities that may be deemed to be beneficially owned by the Warburg Pincus Entities, except to the extent of any indirect pecuniary interest therein. This Form 3 shall not be deemed an admission that Mr. Sarma or any other person referred to herein is a beneficial owner of any securities for purposes of Section 16 of the Exchange Act or for any other purpose.